FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

3 May 2024

HSBC HOLDINGS PLC - AGM STATEMENTS

At the Annual General Meeting of HSBC Holdings plc, held at The InterContinental London O2, London, UK today, the following statements were issued by Group Chairman, Mark Tucker and Group Chief Executive, Noel Quinn.

Group Chairman's Statement:

When we met last year, you will recall that we debated the resolutions tabled by a small group of shareholders who proposed strategy and structural reviews for your Bank and a restriction on your Board's ability to set the dividend.

Noel and I set out the clear and compelling reasons why we believed that it was in your best interests, as well as those of our clients and customers, that we stay the course and deliver on our current strategy.

I am pleased to say that the overwhelming majority of shareholders agreed with us. That agreement was expressed very clearly when you had the opportunity to vote.

A year later, you can see the value of your support for the Board's recommendations which is clearly demonstrated by:

Firstly, the improved financial performance of the Group; and

Secondly, the increased returns that we delivered in 2023.

Let me expand briefly on performance and returns.

I'll start with our improved financial performance.

2023 was a very strong year for HSBC.

We reported record profits before tax which exceeded US$30bn for the first time in your Bank's 159-year history.

Our reported return on tangible equity was 14.6% which was our best performance in over a decade.

We also demonstrated good, broad-based profit generation through geographic and business diversification.

This performance points to the fact that our international strategy is working.

Our first quarter results which were announced earlier this week provided further evidence that our strategy is delivering.

Noel will speak to the first quarter results in a moment.

Let me now turn to how our performance, both in 2023 and in the first quarter of 2024, has enabled us to reward you, our loyal shareholders.

Our 2023 record profit performance allowed us to announce a full-year dividend of 61 US cents per share which was our highest full-year dividend since 2008.

In total we returned approximately US$19bn to shareholders in respect of 2023.

This included the three share buy-backs announced last year totalling US$7bn.

On top of that we announced, during our annual results presentation in February, an additional share buy-back of up to US$2bn which has now been completed.

Earlier this week at our first quarter results we announced a further US$8.8bn of dividends and share buy-backs.

This consisted of:

(1)  A first interim dividend for 2024 of 10 US cents per share
(2)  A special dividend of 21 US cents per share, following the completion of the sale of our Canada business, which will be payable in June alongside the first interim dividend.
(3)  And a new share buy-back of up to US$3bn which we will expect to initiate shortly and aim to complete within three months.

Looking ahead, the dividend outlook remains strong.

Our dividend payout ratio target for 2024 remains 50%, excluding material notable items and related impacts.

And we continue to target a mid-teens return on tangible equity in 2024.

We remain very focussed on, and committed to, rewarding you for the trust that you have placed in us.

Despite the continuing uncertain economic environment globally, we are confident that we can continue to deliver good performance and returns.

Higher interest rates in Western economies are still weighing on global growth which HSBC's economists forecast to come in at 2.6% in 2024 and 2025.

Inflation data remains key to the global interest rate outlook.

Central banks are closely and carefully watching the data and need to be confident that inflation will continue to head down to target on a sustainable basis before lowering rates.

Our economists continue to anticipate a gradual reduction in inflation with our global inflation forecasts at 5.8% in 2024 and 3.8% in 2025.

We expect the ECB and Bank of England to cut rates in June, cutting by 150bps by year-end 2025. We expect the Fed to cut in September, cutting by 100bps by year-end 2025.

However, with growth and employment numbers holding up and inflationary pressures lingering, that relative certainty in the central banks' decision-making process is not easy to achieve and it may not be a steady glide path.

But the silver lining of stronger economic numbers, even with some recent stubbornness in inflation, means that the economies are broadly resilient.

All of this is occurring in an increasingly unpredictable context:

The wars between Russia and Ukraine and between Israel and Hamas continue to have a devastating humanitarian impact and to cause significant economic disruption.

This year will also be the biggest election year on record: more than four billion voters will go to the polls. The US, UK, India and Mexico are among the countries holding national elections.

The outcomes will have implications that go beyond the national realm. They are likely to impact international security arrangements, trade, and green policy to name a few.

Through all this, our focus remains on executing our strategy, navigating the challenges and making the most of the opportunities.

Before I invite Noel to share his views on your Bank's performance, I would like to add to what I said earlier on his decision to retire from the Bank.

The Board and I would like to pay tribute to Noel's exceptional leadership. As Group Chief Executive, he drove our transformation strategy, creating a simpler, more focused business. This enabled us to deliver the improved performance I just outlined and to create a platform for future growth and development.

It has been a pleasure and privilege to work with and alongside him.

Group Chief Executive's Statement:

I'd like to begin by saying how grateful I am to you, and to the Board, for all your support, guidance, friendship and partnership.

I am proud of what my HSBC colleagues and I have achieved together over the past five years.

Over that period, we have hit some significant financial milestones - a number of which I will talk about today.

We have also created a more focused business, and I believe we have built a strong platform for the Bank's next phase of development and growth.

I'd also like to thank you - my fellow shareholders - for your continued support.

Leading our bank for the past five years has been a privilege, as well as a great responsibility.

My goal has always been to deliver the improved financial performance and returns that we all wanted to see, and you deserve.

As Mark said, we were therefore pleased with the performance of the bank in 2023, and in the first quarter of 2024.

Our strong financial performance was reflected in the significant amount of capital distributions that we announced for 2023.

At 61 cents per share, the full year dividend was well above pre-Covid levels, whilst also still enabling us to retain a good proportion of our earnings to invest in the business

As Mark said, it's also the highest full-year dividend since 2008.

In total, we returned around US$19bn to you, our shareholders, through dividends and share buy-backs in respect of 2023.

And the trend of strong capital distribution continued in the first quarter of this year.

We announced a further US$8.8bn of distributions earlier this week.

This included:

-       A first interim dividend for 2024 of 10 cents per share;

-       A share buy-back of up to US$3bn;

-       And a special dividend of 21 cents per share, as the first priority use of the proceeds from the sale of HSBC Canada which will be payable in June.

As I said, the key driver for these strong distributions was the improved financial performance of your bank.

2023 was a very good year for HSBC.

Our reported profit before tax was above US$30bn for the first time ever.

Strong revenue growth across all three global businesses helped us to achieve our best return on tangible equity in more than a decade.

And there was good, broad-based geographical growth, which underlines the value of our model.

Our strategy is working, and there was further evidence of this at our first quarter results.

We reported US$12.7bn of profit before tax for the first quarter.

On an annualised basis, we delivered a return on tangible equity of 26.1%, or 16.4% excluding notable items.

And we are on track to meet all of our 2024 guidance, including a mid-teens return on tangible equity excluding notable items, and our commitment to limit cost growth to around 5% on a target basis.

So, your bank is performing well and has strong momentum.

But we have also built a strong platform for future growth.

Given the strength of our balance sheet, we have benefited from supportive interest rates.

But we have worked hard to reduce our sensitivity to interest rates.

And we are focused on implementing revenue growth strategies that can offset the impact of declining interest rates.

Let me describe just a few.

The first opportunity is continued growth in our two home markets of the UK and Hong Kong.

In the UK, we have good traction in Commercial Banking and in Wealth and Personal Banking.

We were the number one bank for UK large corporates as well as the best bank in the UK for SMEs, as assessed by Euromoney.

We also attracted over one million new-to-bank customers in the UK last year, and we have had steady mortgage growth and have taken market share in Mortgages.

And we are ideally positioned to capitalise on the wealth accumulation in Hong Kong and mainland China, driven by rapid urbanisation across mainland China and the increased use of the Connect schemes with Hong Kong, and as Hong Kong plays a key role facilitating investment via developing trade corridors, like those between Asia and the Middle East.

The second opportunity is to grow our strong international franchise.

We ranked number one for trade revenue globally last year, second by revenue in our payments business, and we've been number three globally by revenue in FX since 2021.

But there is a significant amount of untapped opportunity within our existing client base, which can drive revenue growth in the face of declining interest rates.

To provide some evidence of this, we grew revenue from clients who bank with us in more than one market by 29% in 2023.

In recent years, we have also ramped up our investment in our Wealth and Personal Banking international business.

40% of Wealth and Personal Banking revenue already comes from international customers, and we believe we can take it much further.

And I'm pleased that there was a very strong performance in Wealth in the first quarter, with revenue up by 12% on the same period last year.

Alongside this, we will continue to diversify our revenue geographically.

And by maintaining a tight cost discipline, we will invest in growth areas, including new technology and our new global HSBC Innovation Banking proposition, which has got off to a very good start since launching last June.

Before I hand back to Mark, I also want to speak about an area of our work that is incredibly important to all of you, to the Bank and to the communities we serve.

Supporting the transition to net zero is one of HSBC's four strategic pillars.

As one of the world's largest international banks, with a presence in the regions and sectors where the most significant change is needed, we are well placed to support the transition.

The transition is driving huge demand for finance - estimates indicate up to US$40tn will be required globally by 2030, around 60% of which will be needed in ASEAN and the Middle East.

So we operate in places where we can have a real impact.

As you know, we set an ambition in 2020 to become a net zero bank by 2050, and net zero in our own operations by 2030.

In January, we published our first Net Zero Transition Plan.

It sets out, for the first time in one place, how we intend to channel the distinctive strengths of HSBC to have a meaningful impact on emissions reduction in the real economy.

We want to be clear about our approach and the changes that are underway.

But we also cannot do it alone.

Our ability to transition relies on decarbonisation in the real economy happening at the necessary pace.

Our customers and the industries and markets we serve will need to transition effectively, supported by strong government policies and regulation, and substantially scaled investment.

Engagement and collaboration are therefore central to our approach.

As a bank, our success depends on enabling our clients to succeed.

That's why our goal is to work with our clients, to understand their plans to get to net zero and to help make them a reality.

We don't have all the answers.

But our approach and transition plan will evolve over time, as we and others learn more, science evolves and new technologies emerge at scale.

To conclude, I am pleased you are seeing the benefits of our strategy through increased returns and dividends.

Our strategy is working.

And we remain focused on delivering the returns that we all want.

Thank you again for your continued support.

Media enquiries to:
Press Office                 +44 (0) 20 7991 8096                 pressoffice@hsbc.com

Investor enquiries to:
Neil Sankoff                  +44 (0)20 7991 5072                  investorrelations@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$3,001bn at 31 March 2024, HSBC is one of the world's largest banking and financial services organisations ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 03 May 2024